July 31, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

       Re: Klarna Group plc
           Registration Statement on Form F-1
           Response dated July 16, 2025
           File No. 333-285826
Dear Sebastian Siemiatkowski:

     We have reviewed your response dated July 16, 2025 and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2025 letter.

Response dated July 16, 2025
Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and
2024, page F-6

1. We note your response to prior comment 7. Please address the following related to your view that cash flows related to the acquisition or sale of debt instruments should be presented as operating activities:

             Please tell us what specific guidance in IAS 7.14 supports your view.
             Please tell us how you considered the explicit guidance in IAS
7.16 that appears
           to require these cash flows to be presented as investing activities. July 31, 2025
Page 2

             Please tell us how you considered that guidance in IAS 7.15 appears to consider what typical activities of a bank should be presented as operating activities and does not include these activities.

       Alternatively, if material, please revise to present these cash flows as investing activities.
Note 6 Consumer receivables, page F-51

2. Please note that we continue to consider your response to prior comment nine and may have further comments.
       Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Byron B. Rooney, Esq.